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                            W-H ENERGY SERVICES, INC.
                        10370 RICHMOND AVENUE, SUITE 990
                              HOUSTON, TEXAS 77042
                                 (713) 974-9071

May 23, 2006

Jill S. Davis
Kevin Stertzel
Jennifer Goeken
U.S. Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

     Re:  W-H Energy Services, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2005
          Filed March 6, 2006
          File No. 1-31346

Ladies and Gentlemen:

I am writing on behalf of W-H Energy Services, Inc. (the "Company") regarding the review of the captioned filing by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Staff").

First, I want to thank the Staff for the time and effort it has devoted to working with the Company in resolving the Staff's comments on the captioned filing. Second, I am attaching hereto two pages from the Proposed 10-K Amendment (as defined in our letter dated May 17, 2006) that reflect additional proposed revisions to that document that seek to address the discussions Company representatives had with the Staff by telephone today.

We respectfully request that the Staff review the portions of the Company's May 17, 2006 submission that were not discussed on the phone call today along with the additional revisions to the Proposed 10-K Amendment that are attached hereto and confirm that the Company has satisfactorily resolved all of the Staff's comments. Upon the Staff's concurrence, the Company will cause the Proposed 10-K Amendment to be filed through the EDGAR system.

Again, the Company appreciates the Staff's assistance with this matter.

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                                        Respectfully yours,

                                        W-H ENERGY SERVICES, INC.


                                        By: /s/ JEFFREY L. TEPERA
                                            ------------------------------------
                                            Jeffrey L. Tepera
                                            Vice President and Chief Financial
                                            Officer
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CONSOLIDATION AND PRESENTATION

     The accompanying consolidated financial statements include the accounts of W-H and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current presentation.

     CASH AND CASH EQUIVALENTS

     W-H considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     ACCOUNTS RECEIVABLE

     Accounts receivable have a concentration of credit risk in the oil and natural gas industry. W-H performs continuing credit evaluations of its customers and generally does not require collateral.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS

     W-H extends credit to customers and other parties in the normal course of business. W-H regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, W-H makes judgments regarding its customers' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event W-H was to determine that a customer may not be able to make required payments, W-H would increase the allowance through a charge to income in the period in which that determination is made.

     INVENTORIES

     Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis. Inventories consist primarily of equipment, parts, raw materials and supplies. W-H assesses the realizability of its inventories based upon specific usage and future utility. A charge to results of operations is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are noted.

     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance and repairs, which do not improve or extend the life of such assets, are charged to operations as the services are provided. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying consolidated statements of operations and comprehensive income. Proceeds from customers for rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues, with the resulting carrying value of the related rental equipment charged to cost of revenues.


     Proceeds from sales of equipment are reported as cash inflows from investing activities in the accompanying consolidated statements of cash flows. For the years ended December 31, 2005, 2004, and 2003, proceeds from sales of equipment involuntarily damaged or lost down-hole were $20.8 million, $15.3 million and $12.2 million, respectively. For the years ended December 31, 2005, 2004, and 2003, the gain on sales of equipment involuntarily damaged or lost down-hole was $13.7 million, $9.3 million and $7.6 million, respectively.


     Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease. The useful lives of the major classes of property and equipment are as follows:


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     REALIZATION OF LONG-LIVED ASSETS

     W-H evaluates the carrying value of long-lived assets whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. If necessary, W-H measures the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. There have been no significant events or changes in circumstances indicating that the carrying value of W-H's long-lived assets may not be recoverable; therefore, no adjustments were made to the carrying value of long-lived assets in 2005, 2004 or 2003.

     GOODWILL AND OTHER INTANGIBLES

     Goodwill represents the excess of the aggregate price paid by W-H in acquisitions over the fair market value of the tangible and identifiable intangible net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," separable intangible assets that are not deemed to have indefinite lives will be amortized over their useful lives.

     Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are reviewed annually (or more frequently if indicators arise) for impairment. According to SFAS No. 142, companies are required to identify their reporting units and determine the aggregate carrying values and fair values of all such reporting units. If the carrying value of a reporting unit exceeds its relative fair value, SFAS No. 142 requires that a second impairment test be performed. This second step requires the comparison of the implied fair value of the reporting unit goodwill to its related carrying value, both of which must be measured by the company at the same point in time each year. W-H performed the required assessments in accordance with SFAS No. 142 for the years ended December 31, 2005, 2004 and 2003, which resulted in W-H recording no goodwill impairment expense.

     DEBT ISSUE COSTS

     Other assets includes debt issue costs related to W-H's revolving credit facility. W-H amortizes these costs as interest expense over the scheduled maturity period of the debt. As a result of the repayment of its prior credit facility in June 2004, W-H expensed approximately $3.1 million of the unamortized debt financing costs as interest expense during the year ended December 31, 2004. Financing costs associated with W-H's current credit facility, as amended, totaled approximately $2.6 million, and are amortized ratably to interest expense over the remaining term of the credit facility. See
Note 6 to the Consolidated Financial Statements for further discussion.

     REVENUE RECOGNITION


     W-H provides rental equipment and services to its customers on a day/hourly rate basis and recognizes the related revenue on a per-day/hourly basis as the work progresses. W-H also sells products to customers and recognizes the related revenue as items are shipped from its facilities. Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues. For the years ended December 31, 2005, 2004, and 2003, proceeds from sales of equipment involuntarily damaged or lost down-hole included in revenues were $20.8 million, $15.3 million and $12.2 million, respectively.


     COST OF REVENUES

     The primary components of cost of revenues are those salaries, expendable supplies, repairs and maintenance, costs of products sold and general operational costs that are directly associated with the services W-H performed for or products sold by W-H to its customers.

     RESEARCH AND DEVELOPMENT

     Research and development costs primarily represent salaries of research personnel and their related expenditures. Such activities are expensed when incurred. For the years ended December 31, 2005, 2004 and 2003, research and development costs were $16.3 million, $15.5 million and $11.2 million, respectively.


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